               BENEFICIAL OWNERSHIP DISCLOSURE - Section 13(d)

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------


                             THE PARTS SOURCE, INC.
           --------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                Par Value $.001
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  70214E 10 4
           --------------------------------------------------------
                                 (CUSIP Number)

                            E. EUGENE LAUVER, ESQ.
                           APS HOLDING CORPORATION
               15710 John F. Kennedy Blvd., Houston, TX 77032
                       Telephone Number (713) 507-1100
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               OCTOBER 25, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent or less of such class. See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 70214E 10 4
          -----------

                        (Continued on following page(s))

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                    AUTOPARTS FINANCE COMPANY, INC.
                   IRS IDENTIFICATION NO. 76-1396931
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
               WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

               Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 227,273
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power

                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    227,273
                             --------------------------------------------------
                             (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          227,273
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          6.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.
                             Common Stock $.001 par value
              The Parts Source, Inc., 1751 S. Missouri, Clearwater, FL 34616

ITEM 2.   IDENTITY AND BACKGROUND.

     Identity of Reporting Person:  AUTOPARTS FINANCE COMPANY, INC.

     State of Incorporation:  Delaware

     Address: 15710 John F. Kennedy Boulevard, Suite 700, Houston, TX 77032

     Board of Directors:                                                    Employed by APS Holding Corporation as:
                                                                            ---------------------------------------
         Mark S. Hoffman 15710 John F. Kennedy Boulevard, Suite 700,        President and Chief Executive Officer
         Houston, TX 77032
         E. Eugene Lauver 15710 John F. Kennedy Boulevard, Suite 700,       Vice President & Secretary
         Houston, TX 77032
         David C. Barbeau 15710 John F. Kennedy Boulevard, Suite 700,       Senior Vice President
         Houston, TX 77032

     Executive Officers:

         Douglas G. Beckstett 15710 John F. Kennedy Boulevard, Suite 700,   Vice President
         Houston, TX 77032
         Vince E. Heiker 15710 John F. Kennedy Boulevard, Suite 700,        Vice President
         Houston, TX 77032
         E. Eugene Lauver 15710 John F. Kennedy Boulevard, Suite 700,       Vice President
         Houston, TX 77032
         David C. Barbeau 15710 John F. Kennedy Boulevard, Suite 700,       Senior Vice President
         Houston, TX 77032
         Mark S. Hoffman 15710 John F. Kennedy Boulevard, Suite 700,        President and Chief Executive Officer
         Houston, TX 77032
         Charles Popik 15710 John F. Kennedy Boulevard, Suite 700,          Vice President
         Houston, TX 77032
         Michael L. Preston 15710 John F. Kennedy Boulevard, Suite 700,     Senior Vice President
         Houston, TX 77032
         Ralph D. Nemeth 15710 John F. Kennedy Boulevard, Suite 700,        Vice President
         Houston, TX 77032
         John L. Hendrix 15710 John F. Kennedy Boulevard, Suite 700,        Vice President
         Houston, TX 77032
         Clarence Gabriel, Jr. 15710 John F. Kennedy Boulevard, Suite 700,  Vice President
         Houston, TX 77032

     Parent of Reporting Person:            A.P.S., Inc.
     State of Incorporation:       Delaware
     Address:  15710 John F. Kennedy Boulevard, Suite 700, Houston, TX 77032

     Board of Directors:                                                    Occupation
                                                                            ----------
         Theodore Barry 15710 John F. Kennedy Boulevard, Suite 700,         Management Consultant
         Houston, TX 77032
         Michael J. Dublier 15710 John F. Kennedy Boulevard, Suite 700,     Investor
         Houston, TX 77032
         Joseph P. Flannery 15710 John F. Kennedy Boulevard, Suite 700,     President, CEO and Chairman of Uniroyal Holding, Inc.
         Houston, TX 77032
         Donald J. Gogel 15710 John F. Kennedy Boulevard, Suite 700,        Co-President of Clayton, Dubilier & Rice, Inc.
         Houston, TX 77032
         H. Jack Meany 15710 John F. Kennedy Boulevard, Suite 700,          Chairman, President and CEO of Farr, Co.
         Houston, TX 77032
         Wiley N. Caldwell 15710 John F. Kennedy Boulevard, Suite 700,      President of W.W. Grainger, Inc.
         Houston, TX 77032
         Mark S. Hoffman 15710 John F. Kennedy Boulevard, Suite 700,        President and Chief Executive Officer of APS Holding
                                                                              Corporation
         Houston, TX 77032
         Hubbard C. Howe 15710 John F. Kennedy Boulevard, Suite 700,        Chairman and CEO of Remington Arms Company, Inc.
         Houston, TX 77032

     Executive Officers: (Positions with APS Holding Corporation Shown Above)

         Douglas G. Beckstett 15710 John F. Kennedy Boulevard, Suite 700,
         Houston, TX 77032
         Vince E. Heiker 15710 John F. Kennedy Boulevard, Suite 700,
         Houston, TX 77032
         E. Eugene Lauver 15710 John F. Kennedy Boulevard, Suite 700,
         Houston, TX 77032
         David C. Barbeau 15710 John F. Kennedy Boulevard, Suite 700,
         Houston, TX 77032
         Mark S. Hoffman 15710 John F. Kennedy Boulevard, Suite 700,
         Houston, TX 77032
         Charles Popik 15710 John F. Kennedy Boulevard, Suite 700,
         Houston, TX 77032
         Michael L. Preston 15710 John F. Kennedy Boulevard, Suite 700,
         Houston, TX 77032
         Ralph D. Nemeth 15710 John F. Kennedy Boulevard, Suite 700,
         Houston, TX 77032
         John L. Hendrix 15710 John F. Kennedy Boulevard, Suite 700,
         Houston, TX 77032
         Clarence Gabriel, Jr. 15710 John F. Kennedy Boulevard, Suite 700,
         Houston, TX 77032

     Parent of A.P.S., Inc.:  APS Holding Corporation
     State of Incorporation:  Delaware
     Address:  15710 John F. Kennedy Boulevard, Suite 700, Houston, TX 77032

     Board of Directors: (Principal Occupation shown above)

         Theodore Barry 15710 John F. Kennedy Boulevard, Suite 700, Houston, TX 77032
         Michael J. Dublier 15710 John F. Kennedy Boulevard, Suite 700, Houston, TX 77032
         Joseph P. Flannery 15710 John F. Kennedy Boulevard, Suite 700, Houston, TX 77032
         Donald J. Gogel 15710 John F. Kennedy Boulevard, Suite 700, Houston, TX 77032
         H. Jack Meany 15710 John F. Kennedy Boulevard, Suite 700, Houston, TX 77032
         Wiley N. Caldwell 15710 John F. Kennedy Boulevard, Suite 700, Houston, TX 77032
         Mark S. Hoffman 15710 John F. Kennedy Boulevard, Suite 700, Houston, TX 77032
         Hubbard C. Howe 15710 John F. Kennedy Boulevard, Suite 700, Houston, TX 77032

     Executive Officers: (Positions with APS Holding Corporation shown above)

         Douglas G. Beckstett 15710 John F. Kennedy Boulevard, Suite 700, Houston, TX 77032
         Vince E. Heiker 15710 John F. Kennedy Boulevard, Suite 700, Houston, TX 77032
         E. Eugene Lauver 15710 John F. Kennedy Boulevard, Suite 700, Houston, TX 77032
         David C. Barbeau 15710 John F. Kennedy Boulevard, Suite 700, Houston, TX 77032
         Mark S. Hoffman 15710 John F. Kennedy Boulevard, Suite 700, Houston, TX 77032
         Charles Popik 15710 John F. Kennedy Boulevard, Suite 700, Houston, TX 77032
         Michael L. Preston 15710 John F. Kennedy Boulevard, Suite 700, Houston, TX 77032
         Ralph D. Nemeth 15710 John F. Kennedy Boulevard, Suite 700, Houston, TX 77032
         John L. Hendrix 15710 John F. Kennedy Boulevard, Suite 700, Houston, TX 77032
         Clarence Gabriel, Jr. 15710 John F. Kennedy Boulevard, Suite 700, Houston, TX 77032

   During the last five years, none of the above persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding and as a result thereof was subject to a judgment decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

All natural persons are citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The consideration was paid from the Reporting Person's working capital line of credit with The Chase Manhattan Bank, N.A. by cash in the amount of $2,500,000.00.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Common Stock of the Issuer was purchased by the Reporting Person for investment purposes and in conjunction with the sale to the Issuer of certain assets of the Reporting Persons parent's (A.P.S., Inc.) business locations located within the state of Florida.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number of shares outstanding of the Issuer's Common Stock, par value is $.001 is 3,412,273 shares of which the Reporting Person owns beneficially 227,273 shares, or 6.6% of the shares outstanding.

     (b) The Reporting Person has both the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the securities.

     (c) No transactions were effected during the past sixty days or since the most recent filing on Schedule 13-D by the person identified in 5(a) above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     The Reporting Person and the Issuer have entered into a Registration Rights Agreement requiring the registration of the Issuer's Common Stock held by the Reporting Person on certain therein named conditions.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1. Registration Rights Agreement dated as of October 22, 1996

          2. Investment Agreement dated October 22, 1996.

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 4, 1996
--------------------------------
Date


/s/ E. Eugene Lauver
--------------------------------
Signature


E. Eugene Lauver, Vice President
--------------------------------
Name/Title